Exhibit 99.1

DeFi Technologies Begins Trading on Nasdaq, Announces
Shareholder Call to Discuss Q1 2025 Financial Results

Toronto, Canada, May 12, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance (“DeFi”), is pleased to announce that its common shares (the “Common Shares”) will begin trading today on the Nasdaq Capital Market (“Nasdaq”). under the symbol “DEFT”.

Upon commencement of trading on Nasdaq, the Company’s Common Shares will cease to be quoted on the OTC Markets. DeFi Technologies will continue to trade on the CBOE Canada (CBOE CA: DEFI) and the Börse Frankfurt exchanges (GR: R9B).

The Nasdaq listing did not involve any capital raising activity as DeFi Technologies maintains a strong financial position of C$61.9M (US$44.7M) in cash, USDT, and other digital asset treasury holdings as of April 30, 2025.

“This Nasdaq listing marks a historic moment—not just for DeFi Technologies, but for the broader digital asset industry. We are proud to be the first company of our kind to offer equity investors direct exposure to decentralized finance, institutional-grade trading infrastructure, and over 65 of the world’s most innovative digital assets. This milestone reinforces our commitment to making the decentralized economy more accessible to traditional investors.”

— Olivier Roussy Newton, CEO of DeFi Technologies

Shareholder Call to Discuss Q1 2025 Financial Results

The Company is also pleased to announce it will conduct a shareholder call on Wednesday, May 14, 2025, at 12:00 PM EST to discuss its financial performance for the three months ending March 31, 2025.

IMPORTANT – To register for the webcast, see below:

When: May 14, 2025

Time: 12:00 PM EST

Topic: DeFi Technologies Q1 2025 Financial Results

Register in advance for this webinar:

https://zoom.us/webinar/register/WN_nvCladwFTt2ChW2Yswg0gQ

After registering, you will receive a confirmation email containing information about joining the webinar.

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA:DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance (DeFi). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour Inc., its subsidiary offering access to over 65 of the world’s most innovative digital assets via regulated exchange traded products (ETPs); Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company’s internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on Linkedin and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG

Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the trading of the Common Shares on Nasdaq; the shareholder call; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of DeFi Technologies, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of exchange traded product by exchanges; change in valuation of digital assets held by the Company; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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